UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Gushan Environmental Energy Limited

(Name of Issuer)

Gushan Environmental Energy Limited

Trillion Energy Holdings Limited

Trillion Energy Investments Holdings Limited

Gemino Success Limited

Hero Track Holdings Limited

Hero Track Limited

Jianqiu Yu

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.00001 per share

American Depositary Shares, each representing ten Ordinary Shares

(Title of Class of Securities)

40330W 205*

(CUSIP Number)

Gushan Environmental Energy Limited Wilson Wai Sun Kwong Unit 908, China Merchants Tower Shun Tak Centre 168-200 Connaught Road Central Sheung Wan, Hong Kong +852 2587 7202	Gemino Success Limited Hero Track Holdings Limited Hero Track Limited Mr. Jianqiu Yu Unit 908, China Merchants Tower Shun Tak Centre 168-200 Connaught Road Central Sheung Wan, Hong Kong +852 2587 7202

Trillion Energy Holdings Limited Jianqiu Yu P.O. Box 957 Offshore Incorporations Centre Road Town, Tortola British Virgin Islands +852 2587 7212	Trillion Energy Investments Holdings Limited Jianqiu Yu Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands +345 945-3901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	This CUSIP applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

With copies to:

Gregory D. Puff, Esq. Akin Gump Strauss Hauer & Feld LLP 36th Floor, Edinburgh Tower The Landmark, 15 Queen’s Road, Central Hong Kong	Joseph Chan, Esq. Sidley Austin LLP Suite 1901, Shiu On Plaza 333 Middle Huai Hai Road Shanghai 200021 China	G. Matthew Sheridan, Esq. Sidley Austin LLP 6 Battery Road, Suite 40-01 Singapore 049909 Singapore

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$21,032,596.37	$2,410.34

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.165 for 127,470,281 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by .00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) amends the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Gushan Environmental Energy Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value HK$0.00001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares (“ADSs”), each ADS representing ten Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Mr. Jianqiu Yu, chairman of the board of directors and principal executive officer of the Company, (c) Trillion Energy Holdings Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”) wholly-owned by Mr. Jianqiu Yu, (d) Trillion Energy Investments Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), (e) Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu, and (f) Hero Track Holdings Limited, a Hong Kong company wholly owned and controlled by Hero Track Limited, which is a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “Buyer Group.”

The Transaction Statement relates to the agreement and plan of merger dated as of June 4, 2012, by and among the Company, Parent, Merger Sub and Mr. Jianqiu Yu (the “original merger agreement”), as amended by an amendment to the merger agreement dated as of September 13, 2012 (as so amended, the “amended merger agreement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On September 20, 2012, at 11:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the ordinary resolution to adjourn the extraordinary general meeting to October 15, 2012 in order to provide ADS holders and shareholders with additional time to consider the changes to the terms of the proposed merger effectuated by the amendment to the original merger agreement, including the revised merger consideration, and to review the updated proxy materials.

On October 15, 2012, at 11:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve and adopt the amended merger agreement and the transactions contemplated by the amended merger agreement, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the amended merger agreement.

On October 17, 2012, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of October 17, 2012, pursuant to which the merger of Merger Sub with and into the Company became effective on October 17, 2012. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive $0.165 per Share and each ADS, each representing ten Shares, will be cancelled in exchange for the right to receive $1.65 per ADS (less $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement), in each case, in cash without interest and net of any applicable withholding taxes. Any Shares and ADSs beneficially owned by any member of the Buyer Group and any Shares held by the ADS depositary which are not represented by ADSs will be cancelled for no consideration. Any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law will be cancelled for the appraised or agreed value under the Cayman Islands Companies Law.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits

(a)-(1)** Proxy Statement of the Company dated August 10, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release dated June 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 4, 2012.

(a)-(6)* Proxy Supplement of the Company dated September 18, 2012.

(a)-(7) Press Release dated September 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 13, 2012.

(a)-(8) Press Release dated September 20, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 20, 2012.

(a)-(9) Notice of Extraordinary General Meeting of Shareholders of the Company , incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 20, 2012

(a)-(10) Press Release dated October 15, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 15, 2012.

(a)-(11) Press Release dated October 17, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 17, 2012.

(b) Not applicable.

(c)-(1) Opinion of Piper Jaffray Asia Limited, dated June 2, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2)*** Discussion Materials prepared by Piper Jaffray for discussion with the Special Committee of the board of directors of the Company, dated June 1, 2012.

(d)-(1) Agreement and Plan of Merger dated as of June 4, 2012, by and among the Company, Mr. Jianqiu Yu, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Amendment to Agreement and Plan of Merger dated September 13, 2012, by and among the Company, Mr. Jianqiu Yu, Parent and Merger attached as Annex A to the Proxy Supplement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands (the “Cayman Companies Law”) incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on September 18, 2012.
**	Previously filed on August 10, 2012.
***	Previously filed on June 15, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

By:	/s/ Wilson Wai Sun Kwong
	Name:	Wilson Wai Sun Kwong
	Title:	President
	Date:	October 17, 2012

TRILLION ENERGY HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director
	Date:	October 17, 2012

TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director
	Date:	October 17, 2012

GEMINO SUCCESS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director
	Date:	October 17, 2012

HERO TRACK HOLDINGS LIMITED

By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Director
	Date:	October 17, 2012

HERO TRACK LIMITED

By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Director
	Date:	October 17, 2012

JIANQIU YU

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Date:	October 17, 2012

Exhibit Index

(a)-(1)** Proxy Statement of the Company dated August 10, 2012 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release dated June 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on June 4, 2012.

(a)-(6)* Proxy Supplement of the Company dated September 18, 2012.

(a)-(7) Press Release dated September 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 13, 2012.

(a)-(8) Press Release dated September 20, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 20, 2012.

(a)-(9) Notice of Extraordinary General Meeting of Shareholders of the Company , incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 20, 2012

(a)-(10) Press Release dated October 15, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 15, 2012.

(a)-(11) Press Release dated October 17, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 17, 2012.

(b) Not applicable.

(c)-(1) Opinion of Piper Jaffray Asia Limited, dated June 2, 2012, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2)*** Discussion Materials prepared by Piper Jaffray for discussion with the Special Committee of the board of directors of the Company, dated June 1, 2012.

(d)-(1) Agreement and Plan of Merger dated as of June 4, 2012, by and among the Company, Mr. Jianqiu Yu, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Amendment to Agreement and Plan of Merger dated September 13, 2012, by and among the Company, Mr. Jianqiu Yu, Parent and Merger attached as Annex A to the Proxy Supplement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands (the “Cayman Companies Law”) incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on September 18, 2012.
**	Previously filed on August 10, 2012.
***	Previously filed on June 15, 2012.